YUKON-NEVADA GOLD CORP. SIGNS A
LETTER OF ENGAGEMENT WITH BNP PARIBAS

Vancouver, BC – March 2, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce it has signed an Engagement Letter (the “Engagement”) with BNP Paribas – New York to facilitate the further development of the property at Jerritt Canyon, 50 miles from Elko, Nevada. Jerritt Canyon is operated by Yukon-Nevada Gold Corp.’s (“YNG”) wholly owned subsidiary Queenstake Resources USA, Inc. (“Queenstake”).

Under the terms of the Engagement, BNP Paribas will provide YNG advice and financial services in connection with arranging, structuring, syndicating and distributing a debt facility of up to US$40 million to finance the plant improvement and environmental compliance work required at Jerritt Canyon, and the reopening of the SSX and Steer mines. The Company has recently re-opened the Smith Mine. At the same time the Company will seek permitting for Starvation Canyon, also located at Jerritt Canyon and anticipated to be brought into production in 2011.

Since 1981 the Jerritt Canyon property has produced approximately 8 million ounces of gold. Queenstake has recommenced production from its Smith mine at Jerritt Canyon and will also be in production from both the SSX and Steer mines before year end. Near mine surface and underground exploration will commence shortly. This is designed to provide continuing production from the existing mines and continue to extend the longevity of Jerritt Canyon. In addition, regional exploration within the 310 square kilometer Jerritt Canyon property will be undertaken with the objective of discovering new gold mines.

The Engagement also provides for similar services in connection with the structuring of an additional debt facility to fund the acquisition of other mines, future ore resources and stockpiles within economic trucking distance from the Jerritt Canyon mill. Acquisition of additional ore resources is part of the corporate objective of matching an increasing mill throughput capacity with additional ore feed, once the above improvement program is completed.

The Engagement does not constitute a commitment on the part of BNP Paribas to lend or commit to lend moneys, or to provide any other facilities in connection with Jerritt Canyon or YNG. The establishment of the contemplated debt facilities remains subject to due diligence, financial modelling, market conditions and various other factors.

BNP Paribas will receive both cash and non-cash compensation. The non-cash compensation consists of US$1,000 per day, to be paid monthly in shares of YNG, based on the market price of YNG’s shares at the end of each month of the assignment.

BNP Paribas (www.bnpparibas.com) is the Eurozone’s leading bank in terms of deposits, and one of the 10 most important banks in the world in terms of net banking income, equity capital and market value. Furthermore, it is one of the 6 strongest banks in the world according to Standard & Poor's. With a presence in 85 countries and more than 205,000 employees, 165,200 of which are in Europe, BNP Paribas is a global-scale European leader in financial services. It holds key positions in its three activities: Retail banking, Investment Solutions and Corporate & Investment Banking. The Group benefits from its four domestic markets: Belgium, France, Italy and Luxembourg. BNP Paribas also has a significant presence in the United States and strong positions in Asia and the emerging markets.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

This News release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.